15046213

SEC Mail Processing Section
FEB 26 2015
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornburg Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 N Ridgetop Rd
(No. and Street)

Santa Fe (City) NM (State) 87506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 3939 (Address) Albuquerque (City) NM (State) 87190 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carolyn M. Dobbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornburg Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial/Operations Principal

Title

exp. 01/04/16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Financial Statements and Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

and

Report of Independent Registered Public Accounting Firm required by PCAOB Release No. 2011-004 on Exemption Report Required by SEC Release No. 34-70073 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

KPMG LLP
Two Park Square, Suite 700
6565 Americas Parkway, N.E.
Albuquerque, NM 87110-8179

Report of Independent Registered Public Accounting Firm

The Stockholders
Thornburg Securities Corporation:

We have audited the accompanying balance sheets of Thornburg Securities Corporation as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornburg Securities Corporation as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Albuquerque, New Mexico
February 24, 2015

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Balance Sheets

December 31, 2014 and 2013

Assets		**2014**	**2013**
Cash and cash equivalents	$	5,502,636	7,708,624
Investment in Thornburg New Mexico Intermediate Municipal Fund (cost of $1,370,561 in 2014 and $1,327,519 in 2013)		1,396,052	1,318,024
Receivables:			
Distributor's commissions		117,168	235,576
Related party (note 3)		147,337	343,321
Other		382	528
Prepaid expenses		230,545	199,347
Other assets		3,300	3,300
Property and equipment (net of accumulated depreciation of $103,493 and $85,432 in 2014 and 2013, respectively)		50,612	34,087
	$	7,448,032	9,842,807
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable and accrued expenses (notes 5 and 6)	$	5,569,534	6,090,699
Stockholders' equity (note 2):			
Class A common stock of $1 par value. Authorized, 10,000 shares; issued and outstanding, 2,500 shares		2,500	2,500
Class B common stock of $1 par value, nonvoting. Authorized, 10,000 shares; issued and outstanding, 1,500 shares		1,500	1,500
Additional paid-in capital		1,152,153	1,152,153
Retained earnings		722,345	2,595,955
Total stockholders' equity		1,878,498	3,752,108
Commitments and contingencies (notes 5, 6, 7, 9, and 10)			
	$	7,448,032	9,842,807

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statements of Operations

Years ended December 31, 2014 and 2013

		2014	2013
Revenues:			
Distributor's commissions	$	2,275,502	3,611,956
Interest (note 3)		43,256	42,249
Unrealized gain (loss) on investment in Thornburg New Mexico Intermediate Municipal Fund		34,986	(59,498)
Customer service		19,876	19,876
Marketing reimbursement (note 3)		15,179,766	18,300,464
Miscellaneous		154,947	4,000
		17,708,333	21,919,047
Expenses (note 3):			
Commissions		8,876,475	12,100,945
Salaries		4,083,852	3,725,347
Bonus		1,792,536	1,796,088
Travel		850,900	803,656
Profit sharing and 401(k) plan (note 5)		914,237	797,791
Insurance		885,824	627,331
Payroll taxes		538,008	586,598
Meals and entertainment		555,833	553,468
Rent (note 3)		268,466	345,557
Contract employment		78,342	244,006
Licenses and fees		97,271	116,885
Computer		128,075	104,552
Telephone		103,029	102,028
Legal and accounting		115,114	91,109
Miscellaneous		115,465	242,264
Training and education		69,109	66,427
Supplies		44,246	36,974
Dues and subscriptions		44,913	27,505
Depreciation		20,248	15,164
		19,581,943	22,383,695
Net loss	$	(1,873,610)	(464,648)

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statements of Stockholders' Equity

Years ended December 31, 2014 and 2013

		Common stock		Additional paid-in	Retained	Total stockholders'
		Class A	Class B	capital	earnings	equity
Balances at December 31, 2012	$	2,500	1,500	1,152,153	3,060,603	4,216,756
Net loss		—	—	—	(464,648)	(464,648)
Balances at December 31, 2013		2,500	1,500	1,152,153	2,595,955	3,752,108
Net loss		—	—	—	(1,873,610)	(1,873,610)
Balances at December 31, 2014	$	2,500	1,500	1,152,153	722,345	1,878,498

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statements of Cash Flows

Years ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net loss	$ (1,873,610)	(464,648)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	20,248	15,164
Unrealized (gain) loss on investments in Thornburg mutual fund	(34,986)	59,498
Loss on disposal of property and equipment		—
Change in assets and liabilities:		
Distributor's commissions receivable	118,408	(133,131)
Related-party receivables	195,984	(299,964)
Other receivables	146	(195)
Other assets	—	5,000
Prepaid expenses	(31,198)	(26,573)
Accounts payable and accrued expenses	(521,165)	726,751
Net cash flows from operating activities	(2,126,173)	(118,098)
Cash flows from investing activities:		
Purchase of property and equipment	(36,773)	(18,313)
Purchases of investments in Thornburg mutual fund	(43,042)	(42,016)
Net cash flows from investing activities	(79,815)	(60,329)
Net (decrease) increase in cash and cash equivalents	(2,205,988)	(178,427)
Cash and cash equivalents, beginning of year	7,708,624	7,887,051
Cash and cash equivalents, end of year	$ 5,502,636	7,708,624

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Thornburg Securities Corporation (the Company or Thornburg), a Delaware corporation, is the distributor for the Thornburg Investment Trust (the Trust). The Trust is a Massachusetts business trust.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers.

The primary source of revenue for the Company (not including marketing reimbursements; see note 3) is distributor's commissions. The Company's revenue from distributor's commissions and marketing reimbursement is dependent upon future marketing and sales of the Thornburg family of mutual funds.

(b) Investment Securities

Shares of Thornburg New Mexico Intermediate Municipal Fund (affiliate) are stated at market value, and unrealized gains or losses are recognized in the statements of operations using the specific-identification method. Interest and dividend income is recorded as earned.

(c) Commissions

Commissions are recorded on a trade-date basis as sales of Thornburg mutual funds occur.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using straight-line method based upon useful lives of three to seven years. Cost of repairs and maintenance is charged to expense as incurred.

(e) Income Taxes

The Company is treated as an S Corporation for income tax purposes whereby the income or loss of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not reflect federal and state income taxes. The Company has not recorded any provisions for uncertain tax positions and no interest or penalties have been accrued.

(f) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents. The Company maintains cash and cash equivalents with a financial institution that exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company invests cash in large, well known financial institutions and believes that no significant concentration of credit risk exists with respect to cash and cash equivalents.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported and are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience, the current economic environment, and other factors, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Illiquid credit markets; volatile equity, foreign currency, and energy markets; and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements of future periods.

(h) ***Fair Value Measurement***

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification Topic 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The Company had only Level 1 assets that included cash and cash equivalents and investment in Thornburg New Mexico Intermediate Municipal Fund at December 31, 2014 and 2013.

The Company follows the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company had no such assets or liabilities at December 31, 2014 and 2013.

(i) ***Reclassifications***

Certain prior period financial statement amounts have been reclassified to conform to current period presentation. On the statements of operations, data services expense has been reclassified from "Data Services" to "Miscellaneous."

(2) Stock Ownership

All of the Company's outstanding Class A common stock and 20% of its outstanding Class B common stock are held by one individual (the Director).

(3) Transactions with Related Parties

The Thornburg family of mutual funds were organized and formed by the Company and Thornburg Investment Management, Inc. (TIM). TIM is an affiliate, which is wholly owned by the Company's stockholders. During the normal course of operations, the Company incurs costs related to the marketing and sales of the Thornburg family of mutual funds. As determined by written agreement between the Company and TIM, TIM pays the Company for these marketing and sales efforts. These costs were $15,179,766 and $18,300,464 for the years ended December 31, 2014 and 2013, respectively, and are included in various expense categories in the accompanying statements of operations. Additionally, the Company has recorded receivables from TIM in the amounts of $147,337 and $343,321 as of December 31, 2014 and 2013, respectively. Also, see note 4.

In March 2009, the Company relocated its corporate headquarters into a building owned by Ridgetop Road LLC (Ridgetop Road), which is a wholly owned subsidiary of TIM. The rent paid to TIM and subsequently passed on to Ridgetop Road was $258,840 and $337,410 for the years ended December 31, 2014 and 2013, respectively.

During the years ended December 31, 2014 and 2013, the Company earned $43,042 and $42,015, respectively, in interest income from its cash equivalents and investments with Thornburg mutual funds.

(4) Sale of Fee Rights

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class B shares of the Thornburg family of mutual funds to an unrelated party on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class B shares at its cost. Effective in August 2009, the financing commitment component of the B share program formally terminated. The Company retained servicing responsibilities for which it will receive annual servicing fees of $4,000.

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class C shares of the Thornburg family of mutual funds to TIM on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class C shares at its cost, which approximated $15,264,271 and $18,235,263 in 2014 and 2013, respectively, and retained the servicing responsibilities.

(5) Profit Sharing and 401(k) Plan

The Company sponsors a profit sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2014 and 2013, the Company made profit sharing contributions of $589,226 and $530,626, respectively, on behalf of its employees. Under the provisions of the plan, participants begin vesting in benefits after two years and are fully vested upon completion of six years of service.

The Company has a 401(k) safe harbor plan for which substantially all employees are eligible. Under the plan, the Company contributes 3% of each employee's annual compensation (as defined in the plan), up to certain dollar limits as specified by federal law. Employees may contribute any amount up to the maximum allowable by law. The Company's contribution is made regardless of whether the employee chooses to contribute additional amounts. Under the plan, employees are 100% vested in all company nonelective contributions as well as all personal deferrals. Company 401(k) contributions were $227,411 and $196,952 for 2014 and 2013, respectively.

The amount included in accounts payable and accrued expenses is $671,784 and $588,876 related to the profit sharing and 401(k) plans combined liability at December 31, 2014 and 2013, respectively.

The profit sharing plan was initially funded using employees' shares of the Thornburg Value Fund and the Thornburg International Value Fund held in the profit sharing plan. These shares were transferred to the 401(k) plan and maintain their original vesting schedule as described above.

(6) Deferred Compensation

The Company has a deferred compensation plan for the Regional Sales Managers and Inside Sales Managers and awarded amounts are based on actual sales of mutual funds in the respective territories and on respective rates stated in the appropriate plan document. The awarded amount is accrued monthly and recorded as an accrued liability. The Regional Sales Managers vest in the amount held in the deferred compensation account over a five-year period. The amount included in accounts payable and accrued expenses is $4,035,044 and $4,128,685 related to this liability at December 31, 2014 and 2013, respectively.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $100,000 or 6⅔% of total liabilities and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 at December 31, 2014 and 2013, respectively. The Company had excess net capital of $928,733 and $2,597,719 and had aggregate indebtedness to net capital ratios of 4.28 to 1 and 2.03 to 1 at December 31, 2014 and 2013, respectively.

(8) Reserve Requirements

The Company acts as an introducing broker, which settles all transactions, with and for customers, on a fully disclosed basis with the funds' custodian. The Company promptly transmits all customer funds and securities to the funds' custodian, which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4. As such, the Company is exempt from the reserve requirements under Rule 15c3-3.

(9) Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations, and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(10) Subordinate Liabilities

As of and during the years ended December 31, 2014 and 2013, the Company had no liabilities subordinated to the claims of general creditors.

(11) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through **February 24, 2015**, the date at which the financial statements were available to be issued, and determined there are no items to disclose.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Schedule I

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2014

Net capital:		
Total stockholders' equity per the accompanying financial statements	$	1,878,498
Deduct:		
Assets which are not readily convertible into cash		(475,295)
Haircuts on money market funds and investment securities		(97,724)
Excess deductible portion of liability insurance		(5,444)
Net capital		1,300,035
Minimum net capital required		371,302
Excess net capital	$	928,733
Aggregate indebtedness – accounts payable and accrued expenses	$	5,569,534
Ratio of aggregate indebtedness to net capital		4.28

The above computation of net capital agrees with the computation of the Company on the FOCUS Form X 17A 5, Part IIA, as of December 31, 2014, filed by the Company on January 21, 2015.

See accompanying independent auditors' report.

THORNBURG SECURITIES CORPORATION Schedule II

(An S Corporation)

Statement Regarding Customer Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

See accompanying independent auditors' report.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Schedule III

Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

See accompanying independent auditors' report.

KPMG LLP
Two Park Square, Suite 700
6565 Americas Parkway, N.E.
Albuquerque, NM 87110-8179

Report of Independent Registered Public Accounting Firm

The Stockholders
Thornburg Securities Corporation:

We have reviewed management's statements, included in the accompanying Thornburg Securities Corporation's Exemption Report (the Exemption Report), in which (1) Thornburg Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Albuquerque, New Mexico
February 24, 2015

Thornburg Securities®

Thornburg Securities Corporation's
Exemption Report

Thornburg Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and

(2) The Company met the exemption provision throughout the most recent fiscal year 2014 [from January 1, 2014 to December 31, 2014] without exception.

Thornburg Securities Corporation
Thornburg Securities Corporation

By: Carolyn M Dobbs
Title: Financial Operations Principal

February 24, 2015

Thornburg Securities Corporation®
2300 North Ridgetop Road
Santa Fe, New Mexico 87506
505.984.0200 Tel
505.946.5116 Fax